Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2011	2010	2009	2008	2007
Earnings, as defined:
Pretax income from operations	$544,630	$455,416	$468,891	$463,377	$449,327
Add: Fixed charges	249,587	243,620	239,022	240,539	211,660
Total earnings, as defined	$794,217	$699,036	$707,913	$703,916	$660,987

Fixed charges, as defined:
Interest charges	$208,003	$201,431	$194,808	$198,369	$186,293
Interest component of leases	41,584	42,189	44,214	42,170	25,367
Total fixed charges, as defined	$249,587	$243,620	$239,022	$240,539	$211,660
Ratio of earnings to fixed charges	3.2	2.9	3.0	2.9	3.1